                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 7)*

                                   PETROFINA
                                (NAME OF ISSUER)

                             ORDINARY VOTING SHARES
                       (TITLES AND CLASSES OF SECURITIES)

                                   716485206
                                 (CUSIP NUMBER)

                          CHARLES PARIS DE BOLLARDIERE
                              TOTAL FINA ELF S.A.
                                  TOUR COUPOLE
                             2, PLACE DE LA COUPOLE
                                  LA DEFENSE 6
                           F-92400 COURBEVOIE, FRANCE
                         PHONE: (011-33-1) 47 44 45 46

                                   COPIES TO:

                                JERE R. THOMSON
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                             PHONE: (212) 326-3981
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 14, 2000
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (CONTINUED ON THE FOLLOWING PAGES)
                              (PAGE 1 OF 4 PAGES)
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                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP Nos. 716485206                                                   Page 2 of 4 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
     1      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Total Fina Elf S.A.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            France
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     23,480,610
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     0
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     23,480,610
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     0
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            23,480,610
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
    13
            99.62%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            00 (societe anonyme)
----------------------------------------------------------------------------------------------------------

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

     This Statement amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 9, 1999 by Total, a French societe anonyme, as amended from time to time.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented by adding thereto the following text:

     At the closing of the exchange offer on November 7, 2000, 202,930 PetroFina shares were offered for exchange. As a consequence, TotalFinaElf now holds 23,480,610 PetroFina shares, or 99.62% of the share capital of PetroFina.

     As a consideration for the contribution of the PetroFina shares, TotalFinaElf issued 913,185 new TotalFinaElf shares.

     Furthermore, all the 290,882 PetroFina warrants still in circulation in the market were exchanged into TotalFinaElf warrants on November 8, 2000, and the creation of 235,614 new warrants has been initiated. These TotalFinaElf warrants give right, until August 5, 2003, to subscribe to 235,614 TotalFinaElf American Depositary Shares (ADS), representing 117,807 now TotalFinaElf shares, for the exercise price of $46.94 per TotalFinaElf ADSs. These warrants are identical to the warrants already issued in the previous offer. Consequently, 3,581,767 TotalFinaElf warrants are currently in circulation.

     TotalFinaElf will examine the financial, economic, legal and tax conditions of a squeeze-out offer on all shares not yet in its possession after the exchange offer. TotalFinaElf does not exclude the possibility of making such a squeeze-out offer in the future.

     TotalFinaElf will re-submit its request to the Brussels Stock Exchange for the de-listing of the PetroFina shares and the PetroFina VVPR Strips. This request was initially filed on June 10, 1999. PetroFina will also make the necessary filings with the Securities and Exchange Commission to terminate the registration of its shares and American Depositary shares and suspend its declaration obligations in accordance with the Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and supplemented by deleting subitems (a) and (b) hereto and replacing them by the following text:

          "(a) TotalFinaElf directly and beneficially owns 23,480,610 PetroFina shares, which represented 99.62% of the issued and outstanding PetroFina share capital as of August 30, 2000.

          (b) TotalFinaElf has the power to vote and dispose of such 23,480,610 PetroFina shares, subject to the restriction described in Item 6 below.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TOTAL FINA ELF S.A.

                                          By:
                                           /s/ CHARLES PARIS DE BOLLARDIERE
                                          --------------------------------------
                                          Name: Charles Paris de Bollardiere
                                          Title: Treasurer
Dated: November 16, 2000

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